Exhibit 4.21

PROCESS DEVELOPMENT AND MANUFACTURING AGREEMENT

This PROCESS DEVELOPMENT AND MANUFACTURING AGREEMENT (hereinafter “Agreement”) is made by and between Prana Biotechnology Ltd ACN 080 699 065 (“Prana”), a company incorporated in Australia whose registered office and principal place of business is at Level 2,369 Royal Parade, Parkville Victoria 3052 and Dr. Reddy’s Laboratories Limited (“Dr. Reddy’s”), a company incorporated and existing under the laws of India, having its principal place of business at 7-1-27 Ameerpet Hyderabad 500 016 India.

Dr. Reddy’s and Prana are individually referred to as a “Party” and jointly as the “Parties”.

WHEREAS:

(i)

After executing a Confidentiality Agreement dated 28th March 2008, Prana and Dr. Reddy’s entered into discussions relating to Prana’s requirement for a process development and manufacturing project (hereinafter referred to as “Project”) to carry out process research, feasibility, optimization, scale-up, cGMP manufacture and stability studies of PBT2 API.

(ii)

Following such discussions and the exchange of proposal requests and offers between the Parties, Dr. Reddy’s has agreed, at the request of Prana, to undertake the Project, on the terms and conditions contained in this Agreement.

NOW, THEREFORE, IT IS HEREBY AGREED AS FOLLOWS:

1.	Definitions

For purposes of this Agreement, capitalized terms, whether used in the singular or plural, shall have the following meanings, unless the context clearly requires otherwise:

(a)

“Affiliate” shall mean, with respect to a Party, any entity controlling, controlled by, or under common control with such Party. For these purposes, “control” shall refer to: (i) the possession, directly or indirectly, of the power to direct the management or policies of an entity, whether through the ownership of voting securities, by contract or otherwise; or (ii) the ownership, directly or indirectly, of more than fifty percent (50%) of the voting securities or other ownership interest of an entity.

(b) “Agreement” means this agreement and includes any schedule or annexure to it.

(c)	“API” means an active pharmaceutical ingredient of the Compound.

(d)	“Approved Purposes” for a given Party means the performance of the Project and its obligations under this Agreement.

(e)	“Business Day” means a day other than Saturday, Sunday or a public holiday or bank holiday in the place where an act is to be performed or a payment is to be made.

(f)	“Commencement Date” means 23 September, 2008.

(g)	“Compound” or “PBT2” means 5,7-Dichloro-2-dimethylaminomethyl-8-hydroxyquinoline hydrochloride.

(h)	“Confidential Information” means Dr. Reddy’s Confidential Information or Prana Confidential Information as the context allows.

(i)	“Dr. Reddy’s Confidential Information” means:

	(i)	the Proposal;

(ii)

all information concerning Dr. Reddy’s comprising its research projects, plans and strategies, trade secrets, Know-how, technology, business operations and financial dealings which is or has been disclosed to or obtained by Prana prior to or after the date of this Agreement (whether orally, electronically or in writing) other than Prana Confidential information and information that Prana can establish:

		(A)	was already in the public domain at the time of its provision to Prana; or

		(B)	was independently discovered by Prana without the aid, application or use of the Dr. Reddy’s Confidential Information.

(j)	“First RFP” has the meaning given in the definition of “RFP”.

(k)	“GMP” or “cGMP” means the current good manufacturing practices, standards and requirements specified in US 21 CFR parts 210 and 211 and ICH Q7.

(1)

“Intellectual Property Rights” (“IP”) means any and all intellectual, industrial and commercial property rights throughout the world including rights and interests in respect of or in connection with Patents, inventions, ideas, discoveries, trade secrets, Know-how, whether or not patentable, confidential information, copyright (including future copyright and rights in the nature of or analogous to copyright), trade marks, service marks, database rights, designs, whether or not registered or registrable and includes applications for any of the foregoing and the right to apply for any of the foregoing in any part of the world.

(m)

“Know-how” means all information not in the public domain of whatsoever nature, including trade secrets, ideas, discoveries, inventions, data, formulae, techniques, procedures for experiments and tests, methods or schemes for synthesising compounds, uses of/or indications for chemical compounds, technical data or specifications, testing methods, assays, isolation and purification methods, designs, sketches, records, biological materials and analyses.

(n)

“Material Form” in relation to information, includes any form (whether visible or not) of storage from which the information can be reproduced, and any form in which the information is embodied or encoded and in relation to Prana Materials, means the materials themselves.

(o)

“Patents” mean all patent applications, patents, or letters patents, and any claims in any such patent applications or patents, in any part of the world, including, without limitation, all continuations, continuation-in-parts, reissues, extensions, substitutions, confirmations, registrations, re-validations, and additions, and any supplementary protection certificates in respect thereof.

(p)

“Prana Arising IP” means all IP generated, developed, conceived, created, invented, developed, discovered, derived, modified, improved or adapted by Dr. Reddy’s, Prana or their respective Affiliates and Representatives in the course of performing the Project.

(q)	“Prana Background IP” means all Intellectual Property Rights vested in, owned or controlled by or licensed to Prana or any Affiliate of it as at the Commencement Date.

(r)	“Prana Confidential Information” means:

	(i)	the Prana Materials;

	(ii)	the Results;

	(iii)	the RFP;

	(iv)	Prana Background IP and Prana Arising IP;

(v)

all information concerning Prana comprising the Compound, Prana’s research projects, plans and strategies, products, materials and compounds, trade secrets, Know how, technology, business operations and financial dealings which is or has been disclosed to or obtained by Dr. Reddy’s prior to or after the date of this Agreement (whether orally, electronically or in writing) other than information that Dr. Reddy’s can establish:

		(A)	was already in the public domain at the time of its provision to Dr. Reddy’s; or

		(B)	was independently discovered by Dr. Reddy’s outside the Project without the aid, application or use of the Prana Confidential Information.

(s)	“Prana Materials” means:

	(i)	samples of the Compounds and any other materials including reference standards provided by Prana to Dr. Reddy’s for the purpose of the Project; and

	(ii)	any APIs of the Compound or other materials manufactured by Dr. Reddy’s in the course of the Project.

(t)

“Project” means a process development and manufacturing project consisting of Sub-Projects to carry out process research, feasibility, optimization, scale-up, cGMP manufacture and Stability Studies of PBT2 API.

(u)	Project Works means each of the Sub-Projects that Prana gives Dr. Reddy’s written authority to undertake.

(v)	“Proposal” means both:

	(i)	Dr. Reddy’s 2nd Revised Offer for PBT2 manufacture dated 18 September, 2008 provided in response to the First RFP and contained in Appendix C; and

(ii) Dr. Reddy’s Offer for PBT2 Optimization through Route 2 dated 29 September, 2008 provided in response to the RFP Addendum and contained in Appendix D.

(w)	“Quality Agreement” means the agreement to be entered by the Parties pursuant to clause 2(i).

(x)	“Representatives” in relation to a Party means a director, officer, employee, contractor, consultant, agent or adviser of that Party.

(y)	“Results” means:

(i)

all results, data, information, processes, procedures, methodologies, techniques, concepts, ideas, compounds, materials, items or things conceived, created, developed, discovered, derived, modified, improved or adapted by Dr. Reddy’s or Prana or their respective Affiliates and Representatives during, or as a consequence of, the Project; and

(ii)

all papers, materials, records, laboratory notebooks and documents (in written or electronic form) which have been produced by Dr. Reddy’s or Prana or their respective Affiliates and Representatives in relation to the Project and the Results.

(z)	“RFP” means both:

(i)

the Request for Proposal: Process Development and cGMP API Manufacture of PBT2 sent by Prana to Dr. Reddy’s on 14 August, 2008 for the purpose of inviting a Proposal from Dr. Reddy’s for the Project (“First RFP”), and contained in Appendix E; and

(ii) the Request for Proposal Addendum: Process Development and cGMP API Manufacture of PBT2 submitted by Prana to Dr. Reddy’s (“RFP Addendum”) and contained in Appendix F.

(aa)	“RFP Addendum” has the meaning given in the definition of RFP.

(bb)	“Route 2” means the method of manufacture of the Compound which is referred to in the RFP Addendum as Route 2.

	(cc)	“Route 3” means the method of manufacture of the Compound which is referred to in the First RFP as Route 3.

	(dd)	“Scope of Project Works” means the particular tasks for each Sub-Projects as specified in Appendix A.

(ee)

“Sign-Off” means a formal written statement issued by Prana to Dr. Reddy’s which would indicate the acceptance of work that is carried out by Dr. Reddy’s towards any Sub-Project as authorized by Prana and also acknowledgment of completion of Dr. Reddy’s’ obligations under that Sub-Project work.

(ff)

“Sub-Projects” means the discrete works projects specified in the Scope of Project Works to be undertaken by Dr. Reddy’s pursuant to this Agreement, subject in each case to the receipt of written approval from Prana.

(gg)

“Timetable” means the timetable for the commencement and completion of each Sub-Project. Timetables may be replaced in accordance with clauses 2 (b) or 2 (d). The first Timetable is contained in Annexure B.

2.	Engagement and Obligations of Dr. Reddy’s

(a)

Prana engages Dr. Reddy’s to perform the Project (to the extent of those Sub-Projects authorised by Prana in accordance with clause 2 (b)), and Dr. Reddy’s agrees to accept the engagement on the terms and conditions contained in this Agreement.

(b)

Dr. Reddy’s must receive written authority from Prana’s Head of Development or its Discovery and Non-Clinical Development Manager before commencing any Sub-Project. Subject to clause 3 (b) in relation to Sub-Project 1A, without such authority for a given Sub-Project, Dr Reddy’s must not undertake and may not charge Prana its fee for the Sub-Project or any other amount. If in relation to a given Sub-Project, Prana provides written authority to undertake the Sub-Project after the relevant commencement date specified in the Timetable, then the Parties will agree in writing in good faith on a new Timetable to replace the existing one.

(c)

Dr. Reddy’s will perform and carry out the Project Works will all due care and skill in accordance with the Scope of Project Works and the Latest Timetable that would be agreed by and between Dr. Reddy’s and Prana. In case the timetable gets revised due to whatsoever reason, Dr. Reddy’s and Prana will agree in good faith to reassess the timetable and update the existing Timetable in writing.

(d)

During the course of the Project, Prana may give Dr. Reddy’s written notice of any Project Works (or parts thereof) that have become a priority for Prana. On receipt of such a notice, Dr. Reddy’s must re-prioritise its work in order to perform the priority works. In this regard, the parties must, where the circumstances reasonably require it, agree in good faith in writing on a new Timetable and payment terms to replace the existing Timetable and terms.

(e)	Dr. Reddy’s must provide the following updates and reports to Prana:

(i)

weekly written updates (in a format acceptable to Prana, which will be communicated to Dr. Reddy’s in a separate email) of the work undertaken and the Results obtained for the week, problems encountered by Dr. Reddy’s, the stage of the Timetable that Dr. Reddy’s is up to and any other information that would be relevant to Prana in relation to the Project; and

(ii)

a written report (in a format acceptable to Prana, which will be communicated to Dr. Reddy’s in a separate email) detailing all of the work carried out and all the Results obtained for each Sub-Project undertaken, including all practices, procedures, processes and data (including spectra) and information developed or generated in the conduct of the Sub-Project along with any future recommendations, within thirty (30) days of the completion of the work specified in the Scope of Project Works for that Sub-Project.

(f)

Dr. Reddy’s will participate in weekly teleconferences with Prana to present its updates and reports and allow Prana to ask any questions that it may have concerning the Project and set the work priorities for the following week. A Representative of Dr. Reddy’s must take the minutes of each telephone conference and prepare these for the consideration and approval of the Parties at the next telephone conference.

(g)	All Results arising out of the Project must be recorded in laboratory notebooks. These laboratory notebooks must:

	(i)	only be used in relation to the Project;

	(ii)	be maintained and signed in accordance with best industry practice; and

	(iii)	be made available for inspection by Prana upon request by Prana in writing.

(h)	Dr. Reddy’s must comply with GMP (in relation to the manufacturing work to be undertaken by it) and all applicable laws in the performance of its obligations under this Agreement.

	(i)	Prana and Dr Reddy’s agree to enter into a quality agreement (on mutually agreed terms) in relation to the GMP manufacturing work in Sub-Project 5 prior to the commencement of that Sub-Project.

(j)

Provided Prana gives reasonable notice, Dr. Reddy’s must allow Prana or any Representative of it to attend any premises at which Project Works are being conducted for the purpose of inspecting all Project works, materials and information to ensure the compliance by Dr. Reddy’s with its obligations under this Agreement. Prana’s Representative shall only have the right to access works, materials and information that relate exclusively to the Project, and only if such access would not compromise Dr. Reddy’s confidentiality obligations to another party and/or its internal QA programs. Notwithstanding the foregoing, if Prana’s Representative is not an employee of Prana, (i) it must not be a competitor of Dr. Reddy’s or any of its Affiliates, and (ii) will not be permitted to access or to examine any Project works, materials and information, until he/she has entered into a non-disclosure agreement with Dr. Reddy’s

(k)

If at any time during or after the termination of this Agreement, Prana requires a third party to perform any work relating to PBT2 (or any API of it), including its manufacture, then Dr Reddy’s must, at the request of Prana, co-operate with Prana and the third party supplier and provide such assistance, advice, documentation and information (including the relevant Results) as is necessary to enable the third party supplier to perform the work requested by Prana subject to a written understanding between the parties (which is consistent with this paragraph (k)). In consideration of Dr Reddy’s assistance under this paragraph (k), Prana agrees to pay Dr Reddy’s a service fee which shall be agreed in good faith by the Parties within 14 days of Prana’s initial request. Prana also agrees to pay all out-of-pocket expenses reasonably incurred by Dr Reddy’s, provided that any anticipated expenses in excess of USD$1,000 are approved by Prana in writing before they are incurred.

3.	Payment

(a)

The total cost of the Project is One Million Three Hundred and Sixty Five Thousand United States Dollars (USD 1,365,000/-) (Including Scenario 1 manufacturing in Sub-Project 5) OR Eight Hundred and Seventy Eight Thousand United States Dollars (USD 878,000/-) (Including Scenario 2 manufacturing in Sub-Project 5), payable to Dr. Reddy’s, for all the work and deliverables under the Sub-Projects if the entire Project is undertaken by Dr Reddy’s.

(b)

The amount payable by Prana to Dr. Reddy’s for Sub-Project 1A as set out below is a concessional price and has been quoted on the basis that Dr. Reddy’s shall exclusively receive written authority under Clause 2(b) to undertake all the Sub-Projects in accordance with the Scope of Project Works contained in Appendix A. Specifically, if for any reason Prana elects not to provide written authority to Dr. Reddy’s for commencing Sub-Project 5 within 90 days of the date specified in the Timetable, Prana shall not be entitled to the concessional price. In such an event Dr. Reddy’s is at liberty to increase the price to USD 130,000/- for Sub-Project 1A if that Sub-Project is approved by Prana and undertaken by Dr Reddy’s and raise an additional invoice for the additional amount of USD 70,000 and Prana shall be liable to pay the same. The prices mentioned hereunder are valid for a period of 12 months effective from Commencement Date. After expiry of such 12 month term, Dr. Reddy’s may at its discretion revise the prices.

Sub-Project Pricing

Sub-Projects 1 & 2: Process Development (Familiarization / Optimization Study – only one of routes – either Route 2 or Route 3) and Analytical Method Transfer
-          USD 130,000/-

Sub-Project 1A: Optimization of second route that is not covered under Project 1 above, this could be either Route 2 (if Route 3 gets covered under Project 1 above) or Route 3 (if Route 2 gets covered under Project 1 above) (optional work) and Prana reserves the right to request this service in writing)

-          USD 60,000/-

Sub-Project 2A: Manufacture of 500 gm Scale-up batch	-	USD 93,000/-

Sub-Project 3: Polymorph Studies	-	USD 55,000/-

Sub-Project 4: Manufacture of Gold Standard	-	USD 30,000/-

Sub-Project 5: cGMP manufacture:

Scenario 1	-	USD 1,027,000/-

Scenario 2	-	USD 540,000/-

Sub-Project 6: Stability Study (48 months)	-	USD 30,000/-

The payment terms for each Sub-Project shall be:

Sub-Project 1 & 2:

• 50% of the value will be paid as an advance (USD 65,000/-) on authorisation of this Sub-project subject to clause 2(b)

• 50% of the contract value will be paid after completion (USD 65,000/-)

Sub-Project 1A:

• 50% of the value will be paid as an advance (USD 30,000/-) on authorisation of this Sub-project subject to clause 2(b)

• 50% of the contract value will be paid after completion (USD 30,000/-)

Sub-Project 2A:

• 50% of the value will be paid as an advance (USD 46,500/-) on authorisation of this Sub-project subject to clause 2(b)

• 50% of the contract value will be paid after completion (USD 46,500/-)

Sub-Project 3 & 4:

• 50% of the value will be paid as an advance (USD 42,500/-) on authorisation of the Sub-project subject to clause 2(b)

• 50% of the contract value will be paid after completion (USD 42,500/-)

Sub-Project 5:

• 40% of the value will be paid as an advance (USD 410,800/- OR USD 216,000/-) on authorisation of this Sub-project subject to clause 2(b)

• 20% of the value will be paid after sharing the Certificate of Analysis (USD 205,400/- OR USD 108,000/-)

• 40% of the value will be paid after material reaches the destination (USD 410,800/- OR USD 216,000/-)

Sub-Project 6:

• 20% of the value will be paid as an advance (USD 6,000/-) on authorisation of this Sub-project subject to clause 2(b)

• 25% of the value will be paid after completion of 1st year (USD 7,500/-)

• 25% of the value will be paid after completion of 2nd year (USD 7,500/-)

• 20% of the value will be paid after completion of 3rd year (USD 6,000/-)

• 10% of the value will be paid after completion of 4th year and submission of final report (USD 3,000/-)

(c)

All payments are to be made within 30 days of invoicing. Except in relation to advances, each of the Sub-Projects shall be invoiced on completion of the Sub-Project. Further, each Sub-Project may be invoiced independent of the completion of other Sub-Projects. If any Sub-Project is not authorised by Prana (for whatever reason), then Prana will have no liability to pay Dr Reddy’s for the Sub-Project fees or any other amount. If Sub-Project 5 does not get authorised then the price for Sub-Project 1A will be revised in accordance with the terms mentioned above.

(d)

All payments (other than advance payments) are subject to Prana having received the requisite updates and reports under clause 2 (e) and, where applicable, the relevant materials in the quantities, form and purity that complies with Prana’s requirements as specified in Scope of Project Works.

(e)

The payment amount mentioned herein do not include freight, insurance and other shipping expenses for transportation of Compound (or any API of it), materials or samples thereof to Australian port of entry or any other international port and Prana shall bear all such expenses, and shall reimburse Dr. Reddy’s in full in case Dr. Reddy’s is called upon to incur any such expenses. In case the Compound (or any API of it) or materials are to be retained at Dr. Reddy’s after the manufacture is over, then this shall be held at Dr. Reddy’s at the risk of Prana (subject to Dr Reddy’s complying with its obligations under clause 6).

(f)

All payments by Prana to Dr. Reddy’s pursuant to this Agreement shall be made without any withholding or deduction of any withholding tax or other tax or mandatory payment to governmental agencies. If Prana is legally required to make any such withholding or deduction from any payment to Dr. Reddy’s under this Agreement, the sum payable by Prana upon which such withholding or deduction is based shall be increased to the extent necessary to ensure that, after such withholding or deduction, Dr. Reddy’s receives and retains, free from liability for such withholding or deduction, a net amount equal to the amount Dr. Reddy’s would have received and retained in the absence of such required withholding or deduction.

4.	Intellectual Property and Patent Rights

	(a)	Dr. Reddy’s acknowledges and agrees that the Prana Background IP will at all times remain the exclusive property of Prana or its relevant Affiliate.

	(b)	The Parties acknowledge and agree that all Prana Arising IP will vest in and be solely owned by Prana.

(c)

Dr Reddy’s will subject to a separate written understanding between the parties and for such consideration as the Parties, acting reasonably and in good faith, may mutually agree, provide Prana all assistance and advice and execute all necessary documents as may be required by Prana from time to time, in relation to:

		(i)	any applications by Prana for Patents or other registrable Intellectual Property Right in respect of the Arising IP;

		(ii)	the prosecution and maintenance of any such applications and consequent registrations;

(iii)

any applications, submissions or other documents that Prana seeks to file with a regulatory authority or other government department, agency or body to obtain an approval or consent in relation to the testing, manufacture or sale of the Compound or an API of it; and

		(iv)	any other purpose reasonably arising from or incidental to this Agreement.

5.	Term and Termination

(a)

This Agreement shall commence on the Commencement Date and shall, subject always to earlier termination under this Clause 5, continue until ninety (90) days after delivery by Dr. Reddy’s to Prana of the final written report and /or Compound API or other material required to be manufactured as the case may be for the last Sub-Project approved by Prana.

	(b)	Notwithstanding any other provision of this Agreement, either Party shall have the right at any time by giving notice to the other to terminate this Agreement forthwith in any of the following events:

		(i)	if the other Party commits a material breach of this Agreement and the breach is not capable of remedy;

(ii)

if the other Party commits a material breach of this Agreement and, where such breach is capable of remedy, that Party does not remedy such breach within 30 days from service of notice upon it that it is in breach and requiring it to remedy such breach; or

(iii)

if the other Party enters into liquidation, whether compulsory or voluntary (other than for the purposes of solvent reconstruction or amalgamation where the resulting Party assumes all such Party’s obligations under this Agreement), or has a receiver, controller or administrator or similar official appointed over some or all it assets or compounds with its creditors or suffers any similar action in consequence of its indebtedness to creditors; or

	(iv)	if either Party is delayed or incapable of performing its obligations under this Agreement as a result of a matter described in Clause 12 for continuous period of 90 days or more.

(c)	Notwithstanding any other provision of this Agreement, either Party may terminate this Agreement by giving the other Party 30 days written notice.

(d)

The obligations of the Parties under clauses 1, 2 (k), 3, 4, 5, 7, 9 (b), 10, 14 and 15 will survive the expiry or termination of this Agreement. The obligations of the Parties under clause 6 will survive the expiry or termination of this Agreement for seven (7) years.

(e)	On the expiry or termination of this Agreement:

	(i)	Dr. Reddy’s must provide Prana with all outstanding updates and reports as existing at the date of such expiry/termination under clause 2 (e) for any completed or partly completed Sub-Project;

(ii)

Dr. Reddy’s must deliver to Prana all materials produced by it as part of any completed or partly completed Sub-Project in the quantities, form and purity that complies with Prana’s requirements as set forth in the Scope of Project Works (Appendix A);

(iii)

Prana must pay all sums which have accrued or been invoiced by Dr. Reddy’s up to the expiry or termination date. If a Sub-Project is only partly completed on the expiry or termination date, then Dr. Reddy’s will only be entitled to a proportion of its fee for that Sub-Project and non-cancellable pass-through expenses necessary to wind down such Sub-Project. Proportion of the fee shall be calculated on the basis of the percentage of the Sub-Project completed by Dr. Reddy’s. If this amount is less than the total of the advance and other progress payments already paid by Prana for the Sub-Project, then Dr. Reddy’s must refund the difference within 30 days of its excess fee being agreed with Prana;

(iv)

Dr. Reddy’s must return the Prana Materials and all Material Forms of the Prana Confidential Information to Prana. In the case of Prana Materials, the Parties acknowledge and agree that Dr. Reddy’s may retain samples of the Prana Materials manufactured by it so that it may comply with its GMP obligations;

		(v)	Prana must return all Material Forms of the Dr. Reddy’s Confidential Information to Dr. Reddy’s.

	(f)	No expiry or termination of this Agreement shall affect any of the rights and obligations of the parties accrued up to the date of expiry or termination.

6.	Confidentiality

(a)

Each Party acknowledges and agrees that the Confidential Information of the other Party will at all times remain the exclusive property of that other Party. Each Party also undertakes to keep the Confidential Information of the other secret and to protect and preserve the confidential nature and secrecy of that Confidential Information.

	(b)	Prana agrees and acknowledges in relation to Dr. Reddy’s Confidential Information, and Dr. Reddy’s agrees and acknowledges in relation to Prana Confidential Information, that it:

		(i)	may only use or reproduce the other Party’s Confidential Information for the Approved Purposes;

		(ii)	must not disclose the other Party’s Confidential Information to any person except as permitted by this Agreement;

		(iii)	must not permit unauthorised persons to have access to the other Party’s Confidential Information;

		(iv)	must not make, or assist or permit any person (including its Representatives) to make any unauthorised use, disclosure or reproduction of the other Party’s Confidential Information;

		(v)	must ensure that any person who has access to the other Party’s Confidential Information does not make any unauthorised use, reproduction or disclosure of that information;

(vi)

must enforce the confidentiality obligations imposed or required to be imposed by this Agreement, including diligently prosecuting at its cost any breach or threatened breach of those confidentiality obligations by a person to whom that Party has disclosed the other Party’s Confidential Information and, where appropriate, making applications for interim or interlocutory relief; and

(vii)

must provide assistance reasonably requested by the other Party, in relation to any proceedings the other Party may take against any person for unauthorised use, copying or disclosure of the other Party’s Confidential Information.

(c)

A Party may disclose the other Party’s Confidential Information to a Representative on a need to know basis but in each case, only to the extent necessary for the Approved Purposes, and provided the Representatives are placed under confidentiality obligations no less onerous than those set out in this Agreement.

(d)

Each Party must procure that its Representatives (whether or not still employed or engaged in that capacity) do not do or omit to do anything which, if done or omitted to be done by that Party, would breach its obligations under this Agreement.

(e)

The obligations of confidentiality and non-disclosure contained in this clause 6 do not apply if and to the extent that the Confidential Information is required to be supplied by virtue of any statute, law or regulation. Each Party must notify the other immediately if it becomes aware of any legal requirement to disclose part or all of the other Party’s Confidential Information.

(f)	Each Party must:

	(i)	establish and maintain effective security measures to safeguard the other Party’s Confidential Information from access or use not authorised under this Agreement;

	(ii)	keep the other Party’s Confidential Information under its own control;

(iii)

maintain complete, accurate and up-to-date records of use, copying and disclosure of the other Party’s Confidential Information and immediately produce these records to the other Party, on request; and

	(iv)	immediately notify the other Party of any suspected or actual unauthorised use, copying or disclosure of the other Party’s Confidential Information.

(g)

Either Party may at any time by notice in writing to the other Party request the return of all Material Forms of its Confidential Information in the possession, power or control of the other Party or any of its Representatives (whether or not those Material Forms were created by the other Party or its Representatives) and the other Party must immediately comply with such request. In the case of Prana Materials to be returned by Dr. Reddy’s, the parties acknowledge and agree that Dr. Reddy’s may retain samples of the Prana Materials manufactured by it so that it may comply with its GMP obligations.

	(h)	Return of the Material Forms of Confidential Information under clause 5(e) does not release a Party from its obligations under this clause 6.

7.	Liability

(a)

Each Party agrees to be responsible and assume liability for and indemnify the other Party and its Representatives and Affiliates (collectively the “Indemnified Party”) from and against all liabilities, losses, damages, claims and proceedings suffered or incurred by the Indemnified Party as a result of any breach of this Agreement by it, or any wrongful or negligent acts or omissions or breach of any law by it or its Representatives or Affiliates.

(b)

Provided Dr. Reddy’s has complied with its obligations under clauses 2 (c), (h) and (j) and 6 of this Agreement and that Dr. Reddy’s has completed its obligations under each sub projects authorized by Prana and as set out in Appendix A, which Prana has subsequently agreed to by giving Dr. Reddy’s a formal ‘Sign-off, Prana will defend, indemnify and hold harmless Dr. Reddy’s and its Representatives and Affiliates from and against any and all liability losses, costs, damages or expenses (including court costs and attorneys fees) incurred from or arising in connection with any claim (including claims for infringing third party Intellectual Property Rights) arising out of or are in any way relating to:

		(i)	Prana’s use of the Prana Arising IP, the Results, Compound, APIs or any materials produced during the Project and provided to Prana;

		(ii)	Dr. Reddy’s use, for Approved Purposes, of the Prana Materials, Compound APIs, Prana Background IP, Prana Arising IP or the Results;

(iii)

personal injuries or death to persons or property loss or damage which occurs on Dr. Reddy’s premises or the premises of Dr. Reddy’s Affiliates as a result of the conduct of the Project to the extent it is attributable to circumstances that could have been avoided by Dr Reddy’s if it had been aware of relevant information on the Compound that was knowingly or negligently withheld from Dr. Reddy’s by Prana.

(c)

Dr. Reddy’s will indemnify and hold harmless Prana, its Representatives and Affiliates from and against all costs, expenses, liabilities, losses, damages, claims and proceedings suffered or incurred by them which have arisen out of or are in any way relating to:

(i)

personal injuries or death to persons or property loss or damage which occurs on Dr. Reddy’s’ premises or the premises of Dr. Reddy’s’ Affiliates which are caused by any act or omission, negligence or breach of this Agreement by Dr. Reddy’s or its Affiliates or any of their respective Representatives;

(ii)

any use by Dr. Reddy’s (other than for the Approved Purposes) or its Affiliates (or by third parties under licence from or other arrangement with Dr. Reddy’s or its Affiliates) of the Prana Materials, Prana Background IP, the Prana Arising IP, the Results or Compound APIs.

(d)

Despite any other provision of this Agreement, neither Party will have any liability to the other Party (or any Affiliate of it) for any consequential or indirect loss or damage (including loss of profits) (“Consequential Loss”) suffered or incurred by the other Party (or any Affiliate of it), howsoever arising This paragraph (d) will not prevent a Party recovering Consequential Loss suffered or incurred by it (or an Affiliate of it) as a result of a breach by the other Party of its obligations of confidentiality under this Agreement nor will it prevent either Party recovering from the other, as applicable, Consequential Loss under paragraphs b(i), b(ii) b(iii) and (c)(ii) above.

8.	Hazardous Information

Prana will make all information (if any) which it has available to it concerning the health and other hazards of the Compound and its synthesis and any other materials including reference standards provided by Prana to Dr. Reddy’s for the purpose of the Project. Dr Reddy’s must assess these hazards and take the necessary measures in relation to the Project to:

	(a)	ensure the safety of its Representatives; and

	(b)	avoid any loss or damage to its premises or property.

9.	Assignment and Subcontracting

	(a)	No assignment of this Agreement by either Party shall be effective without the prior written consent of Prana.

(b)

Prana may assign all or any of its rights and obligations under this Agreement at any time without the prior consent of Dr Reddy’s. If it assigns this Agreement to a third party, then Dr Reddy’s reserves the right to terminate this Agreement once it has completed the Sub-Projects which have been authorized by Prana and are in progress. If such an assignment is carried out by Prana, then the assignee will have to guarantee the payments that have become or will become due to Dr. Reddy’s in relation to the Sub-Projects being carried out by Dr. Reddy’s. The assignee will also have to fulfill its obligations under the guarantee even if Dr. Reddy’s terminates this Agreement after such an assignment.

	(c)	Dr. Reddy’s must not subcontract any of its obligations under this Agreement without the prior written consent of Prana.

	(d)	If Prana in its absolute discretion consents to the subcontracting of the performance of any of the Project Works, then:

		(i)	Dr. Reddy’s shall remain fully responsible for the performance of the Project Works and must continue to comply with each and every one of its obligations under this Agreement;

		(ii)	without limitation, all acts or omissions of the subcontractor shall be deemed acts or omissions of Dr. Reddy’s; and

(iii)

Dr. Reddy’s must ensure that any subcontractor so engaged complies with, and enters into a written agreement with Dr. Reddy’s under the terms of which the subcontractor agrees to comply with all relevant provisions of this Agreement as if it were a party to this Agreement.

10.	Notices

	(a)	A notice, consent, approval or other communication (each a Notice) under this agreement must be signed by or on behalf of the Party giving it, addressed to the Party to whom it is to be given and:

		(i)	delivered to that Party’s address;

		(ii)	sent by pre-paid mail to that Party’s address; or

		(iii)	transmitted by facsimile to that Party’s address.

	(b)	A Notice given to a Party in accordance with this clause 10 is treated as having been given and received:

		(i)	if delivered to a Party’s address, on the day of delivery if a Business Day, otherwise on the next Business Day;

		(ii)	if sent by pre-paid mail, on the tenth Business Day after posting; or

		(iii)	if transmitted by facsimile to a Party’s address and a correct and complete transmission report is received, on the day of transmission if a Business Day, otherwise on the next Business Day.

	(c)	For the purpose of this clause the address of a Party is the address set out below or another address of which that Party may from time to time give notice to the other Party:

If to Prana:	Dianne Angus
Chief Operating Officer
Prana Biotechnology Ltd
Level 2, 369 Royal Parade, Parkville Victoria 3052

Facsimile: +61 3 9348 0377

If to Dr. Reddy’s:	Mr. Manoj Mehrotra
Vice President – Business Development
Dr. Reddy’s Laboratories Limited
7-1-27, Ameerpet
Hyderabad–500 016
A.P., India

Facsimile: +91 40 2304 6600

11.	Entire Agreement

Save for the Confidentiality Agreement between the Parties dated 28 March 2008, the letter Agreement between the Parties dated 23 September, 2008 and the Quality Agreement, this Agreement, sets forth the entire agreement between the Parties as to its subject matter. In the event of any incompatibility between the terms of this Agreement and the said Confidentiality Agreement, the letter agreement or the Quality Agreement, the terms of this Agreement shall prevail and take priority. None of the terms of this Agreement shall be amended except in writing signed by both Parties.

12.	Force Majeure

A Party shall not be liable for a failure to perform any of its obligations under this Agreement due to any cause or circumstance which is beyond its control, including without limitation, acts of God, wars, riots, interference by military or para-military, strikes, lock-outs or other labour unrest, fires, explosions, shipwrecks, shortage in material if the supplier(s) of such material is unable to supply due to causes and circumstances beyond their control as exemplified above (“Force Majeure”). In the case of Force Majeure, the obligations of the Party affected shall be suspended and it shall not be liable for damages or for penalties for non-performance to the extent that such nonperformance is caused by the Force Majeure event with the proviso that if the Force Majeure period should extend more than three (3) months then the other Party shall have the right to terminate this Agreement forthwith upon written notice at any time after expiration of said three (3) months period. In addition, non-performance shall only be excused during the continuation of the Force Majeure event.

13.	Independent Contractors

The parties are independent contractors and this Agreement shall not be construed as creating or evidencing a partnership, agency, employment or joint venture relationship between them.

14.	Dispute Resolution

(a)

If a dispute arises in connection with this Agreement or relating to this Agreement including its interpretation and any question regarding its existence, validity or termination, then a Party wishing to have the dispute resolved must give the other Party a notice specifying the dispute and requiring its resolution under this clause 14 (“Dispute Notice”).

	(b)	Within 14 days of the date of service of the Dispute Notice, each Party must:

		(i)	appoint a Representative with authority to negotiate and settle the dispute; and

		(ii)	notify the other Party in writing of the appointed Representative’s name and contact details.

(c)

The authorised Representatives and the Parties that they represent must then use their reasonable endeavours to resolve the dispute within 42 days of the date of service of the Dispute Notice. If they fail to resolve the dispute within this period, then either Party may institute arbitration proceedings under the London Court of International Arbitration Rules, which Rules are deemed to be incorporated by reference into this clause. The number of arbitrators shall be one. The seat, or legal place, of arbitration shall be London. The language to be used in the arbitration proceedings shall be English.

15.	Governing Law and Jurisdiction

	(a)	This Agreement shall be construed, governed, interpreted, and applied in accordance with the laws of England.

	(b)	Each Party irrevocably and unconditionally:

		(i)	submits to the jurisdiction of the London Court of International Arbitration; and

		(ii)	waives any claim or objection based on absence of jurisdiction or inconvenient forum.

Executed by the Parties by their duly authorised representatives

Prana Biotechnology Ltd

By

(Name): Dianne Angus

(Title): Chief Operating Officer

(Date): 23 Dec. ‘08

Dr. Reddy’s Laboratories Limited

By

(Name): Manoj Mehrotra

(Title): Vice President – Business Development

(Date): Dec 26, 2008

Amendment to Agreement dated 26th Dec’08 signed by and between

Dr. Reddy’s Laboratories Limited
Bollaram Road, Miyapur,
Hyderabad 500 049
India
(hereinafter referred to as “Dr. Reddy’s”)

and

Prana Biotechnology Ltd
Level 2, 369 Royal Parade, Parkville Victoria, 3052
Australia
(hereinafter referred to as “Prana”)

Dr. Reddy’s and Prana are collectively referred to as the “PARTIES”

This amendment will supersede the mentioned clauses contained in above mentioned agreement and will be in effect from 3rd Feb’09 onwards.

1. Terms to be varied
The following sentence in Clause 2:
(b)

Dr. Reddy’s must receive written authority from Prana’s Head of Development or its Discovery and Non-Clinical Development Manager before commencing any Sub-Project. Subject to clause 3 (b) in relation to Sub-Project 1A, without such authority for a given Sub-Project, Dr Reddy’s must not undertake and may not charge Prana its fee for the Sub-Project or any other amount. If in relation to a given Sub-Project, Prana provides written authority to undertake the Sub-Project after the relevant commencement date specified in the Timetable, then the Parties will agree in writing in good faith on a new Timetable to replace the existing one.

is ammended as follows:

(b)

Dr. Reddy’s must receive written authority from Prana’s Head of Development or its Discovery and Non-Clinical Development Manager before commencing any Sub-Project. Subject to clause 3 (b) in relation to Sub-Project 1A, without such authority for a given Sub-Project, Dr Reddy’s must not undertake and may not charge Prana its fee for the Sub-Project or any other amount. Following such written authorization by Prana for a given Sub-project, Prana, upon Dr. Reddy’s request, will also issue a Purchase Order for the materials to be manufactured in accordance with the given Sub-Project. If in relation to a given Sub-Project, Prana provides written authority to undertake the Sub-Project after the relevant commencement date specified in the Timetable, then the Parties will agree in writing in good faith on a new Timetable to replace the existing one.

In witness whereof, the parties hereto have signed this Agreement

Signed for and on behalf of Dr. Reddy’s Laboratories Limited	Signed for and on behalf of Prana Biotechnology Ltd.

Signature	Signature

Name: Manoj Mehrotra	Name: Dianne Angus

Witness Signature	Witness Signature

Witness Name: Rajat Kumar	Witness Name: Graham Heeily

Amendment 2 to Agreement dated 26th Dec’08 signed by and between

Dr. Reddy’s Laboratories Limited
Bollaram Road, Miyapur,
Hyderabad 500 049
India
(hereinafter referred to as “Dr. Reddy’s”)

and

Prana Biotechnology Ltd
Level 2, 369 Royal Parade, Parkville Victoria, 3052
Australia
(hereinafter referred to as “Prana”)

Dr. Reddy’s and Prana are collectively referred to as the “PARTIES”

This amendment will include the following additional and amended clauses in the above mentioned agreement and will be in effect from 13th March’09 onwards.

1.	Terms to be added

i.	The following section is inserted in Appendix A:

“Sub-Project 1B: Process Optimisation for the Reduction of Potentially Genotoxic Impurities in PBT2 API

The identification of three possible genotoxic impurities, quinoline N-oxide, quinoline chloride and chloroethane, has resulted in the requirement for tighter control of their presence in PBT2 API. The new specification for these impurities has been set at not more than 3 ppm, on a weight-for-weight basis, according to the draft FDA guidance on genotoxic impurities1 and the similar EMEA document2. In addition to the process development and optimisation goals detailed in Sub-Project 1 as detailed in the main agreement dated 26th Dec’08, Dr. Reddy’s will perform the following additional activities:

(a)	Optimise the process to achieve levels of the potentially genotoxic impurities at the new required specification in the scale up manufacture of PBT2 (Sub-Project 5).

(b)	Establish in-process control (IPC) specifications for the potentially genotoxic impurities to achieve consistency in the levels in the API.

(c)	Monitor the levels of the potentially genotoxic impurities, to the level required, in each intermediate batch produced during process optimisation, as appropriate to the stage in the process.”

[1] Guidance for Industry – Genotoxic and Carcinogenic Impurities in Drug Substances and Products: Recommended Approaches (Draft Guidance), U.S. Department of Health and Human Services Food and Drug Administration, Center for Drug Evaluation and Research (CDER) December 2008

2 Guideline On The Limits Of Genotoxic Impurities, European Medicines Agency, Committee For Medicinal Products For Human Use (CHMP) June 2006

ii.	The following section is inserted in Appendix A:

“Sub-Project 2B: Further Analytical Method Development and Limited Validation

The scope of this Sub-Project involves the development and validation of new methods for PBT2 API assay and related substances and potentially genotoxic impurities.

(a)	Analysis by Dr. Reddy’s has shown the possible presence of a previously un-reported impurity in previously manufactured GMP batches of PBT2. A new method is therefore required to be developed and validated to ensure all impurities in the API, except those identified as potentially genotoxic, are measured and reported according to the relevant ICH guideline[3]. Dr Reddy’s will validate the methods according to the ICH guideline on the validation of analytical procedures[4] and limit their activities to the following validation parameters only:

1.	System Precision – PBT2 and related substances

2.	Repeatability – PBT2 and related substances

3.	Intermediate Precision – PBT2 and related substances

4.	Specificity – PBT2 and related substances

5.	Stability Indicating Nature – PBT2 only

6.	Detection limit and Quantitation limit – PBT2 and known related substances (chlorquinaldol, chlorobenzoic acid, quinoline diol, quinoline diacetate)

7.	Linearity and Range – PBT2 and known related substances (chlorquinaldol, chlorobenzoic acid, quinoline diol, quinoline diacetate)

8.	Robustness. If this evaluation does not show the method to be robust, the method will be further developed to establish robustness according to the definition set out in the guideline.

The method developed should be able to quantify all the known related substances (chlorquinaldol, chlorobenzoic acid, quinoline diol, quinoline diacetate but excluding quinoline n-oxide and quinoline chloride) on a weight-for-weight basis to a Quantitation limit of 0.05%. The limited validation will be performed according to an approved protocol with acceptance criteria for each validation parameter being set in advance and agreed on by both parties. A validation report will be produced suitable for inclusion in regulatory submissions.

(b)	To support the new specifications for the limit of the potentially genotoxic impurities in PBT2 API (quinoline N-oxide, quinoline chloride and chloroethane), methods are required to be developed to enable the quantification of these impurities, on a weight-for-weight basis, to a limit of quantification of 3 ppm as required by the EMEA and (draft) FDA guidelines on genotoxic impurities (refer to Sub-Project 1B). Dr Reddy’s will validate the methods according to the ICH guideline on the validation of analytical procedures(4) and limit their activities to the following validation parameters only for each analyte:

1.	System Precision

[3] Impurities In New Drug Substances Q3A(R2), International Conference On Harmonisation Of Technical Requirements For Registration Of Pharmaceuticals For Human Use, October 2006

4 Validation Of Analytical Procedures: Text And Methodology Q2(R1), International Conference On Harmonisation Of Technical Requirements For Registration Of Pharmaceuticals For Human Use, November 2005

2.	Repeatability

3.	Intermediate Precision

4.	Specificity

5.	Detection limit and Quantitation limit

6.	Linearity and Range

7.	Robustness (solution stability)

The limited validation will be performed according to an approved protocol with acceptance criteria for each validation parameter being set in advance and agreed on by both parties. A validation report will be produced suitable for inclusion in regulatory submissions.”

iii.	The following section is inserted in Clause 3 under “Sub-Project Pricing”:

“Sub-Project 1B: Process Optimisation for the Reduction of Potentially Genotoxic Impurities in PBT2 API
– USD 20,000/-

Sub-Project 2B: Further Analytical Method Development and Validation
– USD 15,000/-

The cost of Sub-Project 2B takes into account both the increased scope it introduces as well as the corresponding decrease in scope of Sub-Project 2”

iv.	The following text is inserted in Clause 3 under “The payment terms for each Sub-Project shall be:”:

“Sub-Project 1B:

—     50% of the value will be paid as an advance (USD 10,000/-) on authorisation of this Sub-project subject

—     50% of the contract value will be paid after completion (USD 10,000/-)

Sub-Project 2B:

—     50% of the value will be paid as an advance (USD 7,500/-) on authorisation of this Sub-project subject

—     50% of the contract value will be paid after completion (USD 7,500/-)”

2.	Terms to be varied

The above additions to the agreement dated 26th Dec’08 result in a decrease in the scope of Sub-project 2. Amendments reflecting this decreased scope are shown below.

i.	Clause 4 of Appendix A is amended to the following:

“4.	Sub-Project 2: Analytical Method Tech Transfer and Development

The scope of this Sub-Project, set out below, will include the transfer of analytical technology to Dr. Reddy’s from Prana, the refinement of the transferred methods and the establishment of further methods by Dr. Reddy’s. Final specifications for the API will be agreed on by both parties during the course of the Project

(a)	The current methods for the release of PBT2 drug substance to an approved specification and analysis of stability samples will be provided for transfer to Dr. Reddy’s laboratories. In order to confirm the success of the transfer, the methods for the determination of polymorphic form will undergo a formal method transfer verification. Prana will supply Dr. Reddy’s with samples of PBT2 produced from different batches for analysis so as to compare the results with the current CoA’s for those batches. The transferred methods will be considered verified if the comparison of the Dr. Reddy’s analysis results and the current CoA results falls within predefined limits, agreed by both parties, and documented in an analytical method transfer protocol.

(b)	Dr. Reddy’s will establish methods and specifications for heavy metals, water determination by Karl Fischer titration, residue on ignition, chloride content, melting point by DSC and microbial limits in PBT2 drug substance. Where applicable, the relevant compendial methods from the USP will be used. These methods will be validated or verified, to the extent agreed with Prana, for their intended use.

(c)	If, after execution of Sub-Projects 1 and 1A (if Project 1A gets executed), the solvents used in the manufacturing process used in Sub-Projects 2A, 4 and 5 differ from those of the manufacturing process of the previous PBT2 GMP batch (DA1020702.1), Dr. Reddy’s will develop a method for the determination of the applicable residual solvents in the API in accordance with the limits set in the ICH guideline “Q3C Impurities: Residual Solvents. Note For Guidance On Impurities: Residual Solvents”. The method will be validated or verified, to the extent agreed with Prana, for its intended use. If the solvents used in the manufacturing process remain unchanged, the current method for residual solvents will undergo method transfer verification, as described in Clause i(a).”

In witness whereof, the parties hereto have signed this Agreement

Signed for and on behalf of	Signed for and on behalf of
Dr. Reddy's Laboratories Limited	Prana Biotechnology Ltd.

Signature	Signature
Name: Manoj Mehrotra	Name: Dianne Angus

Witness Signature	Witness Signature
Witness Name:	Witness Name: